Exhibit 99.1

Northern Dynasty Announces Closing of US$35.3 Million Bought Deal
July 15, 2020 - Northern Dynasty Minerals Ltd. (TSX:NDM)(NYSE American:NAK) ("Northern Dynasty" or the "Company") announces that it has closed its previously announced bought deal offering, including the exercise in full of the over-allotment option (the "Offering"). A total of 24,150,000 common shares of the Company were sold at the price of US$1.46 per Offered Share for gross proceeds of approximately US$35.3 million. The Offering was completed pursuant to an underwriting agreement dated July 10, 2020 among the Company and Cantor Fitzgerald Canada Corporation, as lead underwriter and sole bookrunner, and a syndicate of underwriters including BMO Nesbitt Burns Inc., Canaccord Genuity Corp., H.C. Wainwright & Co., LLC., Paradigm Capital Inc., TD Securities Inc., Roth Capital Partners, LLC and Velocity Trade Capital Ltd. (collectively, the "Underwriters").
The proceeds of the Offering are anticipated to be used to fund the Company's activities in connection with the advancement of the development of the Pebble Project, including (i) ongoing work with Alaska and federal regulatory agencies, (ii) maintaining an active corporate presence in Alaska by continuing to build relationships with both federal and Alaska state governments and agencies and Native Corporations and communities, (iii) commencement of the Alaska state permitting process, (iv) maintenance of the Pebble claims in good standing, (v) ongoing discussions and possible negotiations to secure a potential project partner or partners, and (vi) general corporate purposes.
The Offering was completed by way of a prospectus supplement (the "Prospectus Supplement") to the Company's existing Canadian base shelf prospectus (the "Base Shelf Prospectus") and related U.S. registration statement on Form F-10 (SEC File No. 333-238933) (the "Registration Statement"). The U.S. form of Base Shelf Prospectus is included in the Registration Statement. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon by the accuracy or adequacy of the Prospectus Supplement, the Base Shelf Prospectus or the Registration Statement.
About Northern Dynasty Minerals Ltd.
Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly-owned, Alaska-based U.S. subsidiary, the Pebble Partnership, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.
Ronald W. Thiessen
President & CEO
US Media Contact:
Dan Gagnier
Gagnier Communications
(646) 569-5897
Forward-Looking Information and other Cautionary Factors
This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation, and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). The use of any of the words "expect", "plan", "update" and similar expressions are intended to identify forward-looking information or statements. These statements include expectations about the use of proceeds of the Offering, the finalization of the Environmental Impact Study by the U.S. Army Corps of Engineers and the issuance of a positive Record of Decision with respect to permitting of the Pebble Project, the ability of the Company to proceed with permit applications for the development of the Pebble Project, the ability of the Company to obtain the necessary federal and state permits for the development of the Pebble Project and the ability of the Company to secure the required Canadian and US regulatory and stock exchange acceptances for the Offering. Though the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements are subject to future events and third-party discretion such as regulatory personnel. For more information on the Company, and the risks and uncertainties connected with its business, Investors should review the Company's home jurisdiction filings at www.sedar.com and its filings with the United States Securities and Exchange Commission at www.sec.gov.